Exhibit 99.2

Diginex and Resulticks Sign Amended Definitive Agreement to Create a Global AI-Powered Group Spanning Customer Engagement and Trusted Sustainability Data

Private Funding of US$70 Million Secured and Completion Targeted for 30 October 2026

LONDON, August 14, 2026 (GLOBE NEWSWIRE) - Diginex Limited (NASDAQ: DGNX) (“Diginex” or the “Company”), a provider of ESG, sustainability and compliance solutions to institutional and corporate clients, today announced the signing of an amended and restated sale and purchase agreement (the “A&R SPA”) relating to Diginex’s proposed acquisition of Resulticks Global Companies Pte. Limited (“Resulticks”), the Singapore-headquartered global provider of AI-powered, real-time customer engagement solutions, serving some of the world’s largest Fortune 1,000 brands. Resulticks generated US$150 million in revenue and US$17 million in profit after tax for FY2025, while achieving a compound annual growth rate (CAGR) in excess of 60% since the pandemic. The SPA, which amends and restates the agreement originally announced on 16 April 2026 sets out the definitive terms on which the two businesses will combine (the “Transaction”).

The all-share structure, together with lock-up arrangements, means Resulticks’ founders and shareholders will become majority shareholders in the combined company.

A transformational combination

Resulticks’ technology enables brands to unify customer data from across their organizations, orchestrate communications across channels, and make real time business decisions through AI-powered intelligence and analytics.

Diginex is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate and supply chain data collection and reporting to increase transparency in corporate regulatory reporting and sustainable finance.

We believe together, the two companies (the “Group”) create a differentiated enterprise intelligence platform that helps organisations not only measure and communicate their impact, but also build deeper customer trust, strengthen brand loyalty and drive sustainable growth. The Transaction positions the Group at the intersection of two powerful global trends, the rising demand for trusted sustainability leadership and the increasing use of AI to deliver personalised, real-time customer experiences.

The combination also unites complementary geographic footprints, Resulticks’ presence across North America, Asia and the Middle East and Diginex’s base in London and Europe, creating a group with global reach and a substantially larger platform from which to pursue enterprise customers, partnerships and future growth.

Over time, customers will benefit from a broader set of capabilities as the Group is entering a materially different phase of scale, technology capability, and commercial opportunity.

The revised terms

The A&R SPA replaces the original sale and purchase agreement, dated April 16, 2026, as amended, in its entirety. Under the revised terms of the A&R SPA, the consideration payable for 100% of the equity of Resulticks is $1.05 billions payable to the shareholders Resulticks through the issuance of 600,000,000 newly issued Diginex ordinary shares, issued at an agreed to price of US$1.75 per share.

Pursuant to the A&R SPA, Diginex will shortly issue a notice to its shareholders to obtain approval of the A&R SPA and the required share issuance thereunder, at an extraordinary meeting of Diginex shareholders in accordance the Company’s constitutional documents.

The Transaction is subject to regulatory approval due to the change of control of Diginex to Resulticks, whose shareholders and expected US$50 million investors will, at Completion, own approximately 86% of the enlarged share capital of the combined entity. In connection with the Transaction, Diginex will submit an initial listing application to list the securities of the combined company on The Nasdaq Stock Market in accordance with Nasdaq Rule 5110.

Leadership and governance

Pursuant to the A&R SPA, upon completion of the Transaction, Redickaa Subrammanian, Co-Founder & CEO of Resulticks, will be appointed Chief Executive Officer of the combined company. Additionally, Miles Pelham will step down as Chairman and the Diginex board of directors will be reconstituted at completion, with new   directors designated by Resulticks’ shareholders.

While there will be no disruption to the existing services provided to clients of Diginex’s ESG platforms and services, clients can look forward to enhancements to those platforms and services following completion of the Transaction.

New investment and capital structure

As announced on August 3rd, 2026, private funding commitments totaling US$70 million have been secured to complete financing for the combined business. Under the A&R SPA, completion of this new investment is, among other things, a condition to completion of the Transaction, comprising an investment of not less than US$20 million into Diginex, and not less than US$50 million in connection with Resulticks, on completion. These funds are intended to support the operations, integration plans and growth of the enlarged group.

Management commentary

“When we brought Diginex to Nasdaq, the ambition was always larger than any single product, to build a listed platform capable of real scale. This transaction represents that ambition taking shape. Resulticks brings proven technology, an enterprise customer base across three continents, and founders who have built their business with focus and conviction. We also know that a staggering 76% of consumers would cease buying from firms that neglect ESG practices and therefore, the integration with Resulticks marks a natural progression of our journey. I am confident that Redickaa, Dakshen and their team are the right leaders for the enlarged group, and we all look forward to the journey ahead with them” commented Miles Pelham, Chairman of Diginex.

Redickaa Subrammanian, co-founder of Resulticks, added: “This combination brings together two powerful capabilities that are becoming increasingly important for every enterprise. Diginex enables organisations to capture and manage trusted ESG, sustainability and regulatory data, while Resulticks transforms that data, together with internal and external customer intelligence, into real-time customer engagement through Genie, our agentic AI platform. As consumers increasingly choose brands they trust, businesses need more than compliance; they need the ability to communicate authentically, engage intelligently and act in real time. Together, we are creating a global trust-led enterprise intelligence platform that helps organizations turn data into trusted relationships and sustainable growth. We look forward to completing the transaction and building the enlarged company with ambition, innovation and long-term value creation.”

Completion remains subject to the satisfaction or waiver of the conditions set out in the SPA, including, among others: approval by Nasdaq of the initial listing application, Diginex shareholder approval, receipt of required regulatory and third-party consents, including consents from Resulticks’ lenders, implementation of the agreed board changes, the new investment conditions described above, and other customary conditions.

There can be no assurance that the conditions for the Transaction will be satisfied or waived, or that the Transaction will be completed on the terms described, or at all.

About Diginex

Diginex Limited (NASDAQ: DGNX) (“Diginex” or the “Company”) is a London-headquartered RegTech business, providing ESG, sustainability and compliance solutions through an integrated platform trusted by global enterprises and financial institutions.

Its portfolio of products and services spans the full sustainability lifecycle, including Diginex ESG (reporting), Plan A (carbon accounting), Matter (data and investment intelligence), Lumen (supply chain risk and traceability), Apprise (worker voice), and The Remedy Project (human rights remediation), combining technology, analytics and advisory services to turn verified data into decision-ready business intelligence.

For more information, please visit the Company’s website: https://www.diginex.com/.

About Resulticks

Resulticks is a connected customer engagement solution designed for real-time, data-driven audience experiences. It helps brands unify customer data, orchestrate communications across channels, and make more informed business decisions through AI-powered intelligence and analytics. Resulticks serves enterprises across North America, Asia, and the Middle East and is headquartered in New York, with additional offices in India, Singapore, and Dubai.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are identified by the use of the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “may,” “continue,” “predict,” “potential,” “project” and similar expressions that are intended to identify forward-looking statements and include statements regarding the proposed transaction with Resultics; the anticipated strategic and financial benefits of the transaction, including the unlocking of shareholder value; the expected timing for completion of the transactions in the fourth quarter of 2026; the expected changes to operations; the impact of the Transaction to the Company’s stockholders, employees, customers, business partners, dealers, vendors, suppliers, and other stakeholders; and the combined public company’s future trading on The Nasdaq Stock Market.

These forward-looking statements are based on management’s expectations and assumptions as of the date of this press release and are subject to a number of risks and uncertainties, many of which are difficult to predict, that could cause actual results to differ materially from current expectations and assumptions from those set forth or implied by any forward-looking statements. Important factors that could cause actual results to differ materially from current expectations include, among others, the ability of the parties to consummate the proposed transaction; satisfaction of closing conditions to the consummation of the proposed transaction; the impact of the announcement of the proposed transaction on the Company’s relationships with its employees, existing customers or potential future customers, and the risk factors described in the Company’s 2026 Annual Report on Form 20-F filed with the SEC on August 13, 2026 . The information in this release is provided only as of the date of this release, and the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact – Europe

Jan Hutterer

Kirchhoff Consult

Phone: +49 (40) 609186-0

Email: diginex@kirchhoff.de

IR Contact – US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global